December 11, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Deanna Virginio
Suzanne Hayes
Nudrat Salik
Sasha Parikh

Re:	BioAtla, Inc.

Registration Statement Filed on Form S-1

File No. 333-250093

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several underwriters, hereby join in the request of BioAtla, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on December 15, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as Representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

Jefferies LLC

Credit Suisse Securities (USA) LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC /s/ David Ke Name: David Ke Title: Executive Director

JEFFERIES LLC /s/ Michael Brinkman Name: Michael Brinkman Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC /s/ Rebecca Kotkin Name: Rebecca Kotkin Title: Director

[Signature Page to Underwriters’ Acceleration Request]